                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               Amendment No. 2 to
                                   SCHEDULE TO
                                 (Rule 14d-100)

                             TENDER OFFER STATEMENT
    UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                             TRANSWITCH CORPORATION
                       (Name of Subject Company (Issuer)

                             TRANSWITCH CORPORATION
                                   (Offerors)

            (Names of Filing Persons (Identifying Status as Offeror,
                            Issuer or Other Person)

                        4 1/2% Convertible Notes due 2005
                         (Title of Class of Securities)

                                   894065 AB7
                                   894065 AA9
                     (CUSIP Numbers of Class of Securities)

                                   SANTANU DAS
                             TRANSWITCH CORPORATION
                               3 ENTERPRISE DRIVE
                                SHELTON CT 06484
                                 (203) 929-8810

                                    Copy to:

                            Timothy C. Maguire, Esq.
                         Testa, Hurwitz & Thibeault, LLP
                                 125 High Street
                                Boston, MA 02110
                                 (617) 248-7000
                     (Name, address, and telephone number of
                    person authorized to receive notices and
                   communications on behalf of filing persons)

                            CALCULATION OF FILING FEE

=============================================================================
    TRANSACTION VALUATION*                    AMOUNT OF FILING FEE**
-----------------------------------------------------------------------------
         $140,000,000                                 $12,880
-----------------------------------------------------------------------------

* For purposes of calculating amount of filing fee only. The amount assumes the purchase by TranSwitch Corporation of the maximum principal amount of notes that could be tendered at the maximum price.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction valuation.

[X] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  Amount Previously Paid:  $12,880
  Form or Registration No.: 5-49058
  Filing Party:  TranSwitch Corporation
  Date Filed: February 11, 2002


[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_] third-party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[_] going-private transaction subject to Rule 13e-3.

[_] amendment to Schedule 13D under Rule 13d-2

  Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

         TranSwitch Corporation ("Purchaser"), a Delaware corporation, hereby further amends the Tender Offer Statement on Schedule TO, originally filed on February 11, 2002 and amended on February 26, 2002 (the "Schedule TO") with respect to Purchaser's offer to purchase up to $200,000,000 aggregate principal amount of Purchaser's 4 1/2% convertible notes due 2005 (the "Notes") at a price not greater than $700 nor less than $650 per $1,000 principal amount, plus accrued and unpaid interest thereon to, but not including, the date of purchase. Purchaser's offer for the Notes is being made upon the terms and subject to the conditions relating to the Notes set forth in the Offer to Purchase dated February 11, 2002, as amended on February 26, 2002 (the "Offer to Purchase") and in the related letter of transmittal (which, with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer"). The Offer expired at 12:00 midnight, New York City time, on March 11, 2002. This Schedule TO as amended hereby is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), solely with respect to the Notes and the Offer.

         Capitalized terms used and not defined herein shall have the meanings given to them in the Offer to Purchase and the Schedule TO.

Item 4.  Terms of the Transaction

         The Offer expired at Midnight, New York City time on March 11, 2002. Based on preliminary information, $205,959,000 in principal amount of the Notes were validly tendered and not withdrawn in the Offer. The determination of the final principal amount of the Notes accepted for payment is subject to the final confirmation of the proper delivery of the Notes tendered and not properly withdrawn and the proration factor, if any. TranSwitch will make a final announcement regarding the principal amount of Notes accepted for payment and the proration factor, if any, in three business days. TranSwitch will purchase all tendered Notes accepted for payment at a purchase price of $700 per $1,000 principal amount of Notes.

         Purchaser issued a press release on March 12, 2002 announcing the preliminary results of the Offer, the full text of which is attached as an exhibit hereto and incorporated herein by reference.

                                       1

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ITEM 12. EXHIBITS
-----------------

(a)(1)(A)+  Offer to Purchase dated February 11, 2002.

(a)(1)(B)+  Letter of Transmittal.

(a)(1)(C)+  Notice of Guaranteed Delivery.

(a)(1)(D)+  Letter to Brokers, Dealers, Banks, Trust Companies and
            Other Nominees.

(a)(1)(E)+ Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(F)+ Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)+  Press Release issued by TranSwitch Corporation dated
            February 11, 2002.

(a)(5)(A)   Press Release issued by TranSwitch Corporation dated March 12, 2002.

(b)         Not applicable.

(d)         Not applicable.

(g)         Not applicable.

(h)         Not applicable.

+     Previously filed

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             TRANSWITCH CORPORATION


Dated: March 12, 2002        By:  /s/ Peter J. Tallian
                                  ---------------------------------------------
                                  Name:  Peter J. Tallian
                                  Title: Senior Vice President, Chief Financial
                                         Officer and Treasurer

                                INDEX TO EXHIBITS

EXHIBIT
 NUMBER
-------
(a)(1)(A)+   Offer to Purchase dated February 11, 2002.

(a)(1)(B)+   Letter of Transmittal.

(a)(1)(C)+   Notice of Guaranteed Delivery.

(a)(1)(D)+   Letter to Brokers, Dealers, Banks, Trust Companies and
             Other Nominees.

(a)(1)(E)+ Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(F)+ Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)+   Press Release issued by TranSwitch Corporation dated
             February 11, 2002.

(a)(5)(A)    Press Release issued by TranSwitch Corporation dated
             March 12, 2002.

+     Previously filed